SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Notification of Conference

Ⅰ. Global Investors Conference

1. Period : August 22nd 2023

2. Venue : Seoul

3. Sponsor : Korea Investment & Securities

4. Participant : Investors, securities analysts, etc.

5. Subject : Q2 ’23 Financial Results and Q&A

6. Method : Group Meeting, One-on-One Meeting

Ⅱ. Citi Global Tech Conference

1. Period : September 6th 2023 ~ September 8th 2023

2. Venue : New York

3. Sponsor : Citi Securities

4. Participant : Investors, securities analysts, etc.

5. Subject : Q2 ’23 Financial Results and Q&A

6. Method : Group Meeting, One-on-One Meeting

Ⅲ. UBS Korea Summit 2023

1. Period : September 21st 2023

2. Venue : Seoul

3. Sponsor : UBS

4. Participant : Investors, securities analysts, etc.

5. Subject : Q2 ’23 Financial Results and Q&A

6. Method : Group Meeting, One-on-One Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: August 1, 2023 By: /s/ Suk Heo

(Signature)

Name: Suk Heo

Title: Director / Head of IR Division